SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                                (Name of Issuer)

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                      (Name of Person (s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                John R. Reinsberg
                   Lazard Alternative Strategies Fund, L.L.C.
                              30 Rockefeller Plaza
                          New York, New York 10112-6300
                            Telephone: (212) 632-1584


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  June 30, 2009
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: $30,000,000.00(a)      Amount of Filing Fee: $1,674.00(b)
--------------------------------------------------------------------------------

(a)   Calculated as the aggregate maximum purchase price for Interests.

(b)   Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  ________________________
      Form or Registration No.: _______________________
      Filing Party: ___________________________________
      Date Filed: _____________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

               This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on June 30, 2009, by Lazard Alternative Strategies Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $30,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 30, 2009.

               This is the final amendment to the Statement and it is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

               The  following   information   is  furnished   pursuant  to  Rule
13e-4(c)(4):

               1. The Offer expired at 12:00 midnight, Eastern Time, on July 28, 2009.

               2. The Valuation Date of the Interests tendered pursuant to the Offer was September 30, 2009.

               3.  $2,096,408  in  Interests  were  validly   tendered  and  not
withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.




                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              LAZARD ALTERNATIVE
                                              STRATEGIES FUND, L.L.C.



                                              By:     /s/ John R. Reinsberg
                                                 ------------------------------
                                                 Name:  John R. Reinsberg
                                                 Title: Principal Manager

November 10, 2009